

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 19, 2016

Myron Holubiak
Chief Executive Officer
Citius Pharmaceuticals, Inc.
11 Commerce Drive, 1st Floor
Cranford, NJ 07016

> **Re:** **Citius Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 1, 2016**
> **File No. 000-55532**

Dear Mr. Holubiak:

We have limited our review of your filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal 4, page 21

1. We note your disclosure on page 6 regarding "a reverse stock split of the Company's common stock at a specific ratio, within a range of 1-for-8 and 1-for-15" and the statement on page 21 that "[d]epending on the ratio for the Reverse Stock Split determined by our Board of Directors, no less than eight and no more than fifteen shares of existing common stock, as determined by our Board of Directors, will be combined into one share of common stock." Please reconcile these statements with the disclosures throughout the proxy statement that the outer limit of the Reverse Stock Split proposal would be not more than 1-for-20.

Appendix A, page 38

2. We note your disclosure on page 19 that "[t]he Board of Directors has approved an amendment to our Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock to 200,000,000 from 90,000,000. The Company's stockholders are being asked to approve this amendment in the form attached hereto as Appendix A." Please replace the blank spaces in Appendix A with the appropriate figures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: Arthur Marcus
        Sichenzia Ross Friedman Ference LLP